UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2021

MOGULREIT II, Inc.

(Exact name of issuer as specified in its charter)

Maryland	81-5263630
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

10573 W Pico Blvd., PMB #603
Los Angeles, CA	90064
(Full mailing address of	(Zip code)
principal executive offices)

(877) 781-7153

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

An investment in our common stock involves substantial risks. You should carefully consider the risk factors in addition to the other information contained in our offering circular before purchasing shares. The occurrence of the stated risks might cause you to lose a significant part, or all, of your investment. The risks and uncertainties discussed in the offering circular are not the only ones we face, but do represent those risks and uncertainties that we believe are most significant to our business, operating results, prospects and financial condition. Some statements in this semiannual report constitute forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from those expressed or implied by these forward-looking statements, and you are cautioned not to place undue reliance on any forward-looking statements included in this semiannual report. Except as otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Operating Results

Overview

MogulREIT II, Inc. is a Maryland corporation formed on January 13, 2017 to own and manage a diversified portfolio of preferred equity, marketable securities and joint venture equity investments in multifamily properties located in target markets throughout the United States. The use of the terms “MogulREIT II,” the “Company,” “we,” “us” or “our” in this semiannual refer to MogulREIT II, Inc., unless the context indicates otherwise. We operate under the direction of the board of directors, the members of which are accountable to us and our stockholders as fiduciaries. The current board members are Jilliene Helman, Flynann Janisse and Louis S. Weeks III. Ms. Janisse and Mr. Weeks are independent directors. We are externally managed by RM Adviser, LLC (“Manager”), which is an affiliate of the Company’s sponsor, RM Sponsor, LLC (“Sponsor”). Our Manager and our Sponsor are each wholly-owned subsidiaries of Realty Mogul, Co. Our Manager manages our day-to-day operations and also provides asset management and other services with the goal of maximizing our operating cash flow and preserving our capital. Our affiliate, RM Technologies, LLC, which is a wholly-owned subsidiary of Realty Mogul, Co. and an affiliate of our Sponsor and our Manager, operates an online investment platform, www.realtymogul.com (the “Realty Mogul Platform”), through which shares of common stock are being offered exclusively.

On August 23, 2017, we commenced our initial public offering of $50,000,000 in shares of common stock (the “Initial Offering”). On December 23, 2020, our follow-on offering (the “Follow-on Offering,” and together with the Initial Offering, the “Offerings”) was qualified by the Securities and Exchange Commission (the “SEC”), and we terminated our Initial Offering.

Pursuant to the Follow-on Offering, we are offering up to $43,522,230 in shares of our common stock, including any shares that may be sold pursuant to our distribution reinvestment plan, which represents the value of the shares of our common stock available to be offered as of October 31, 2020 out of the rolling 12-month maximum offering amount of $50,000,000 in shares of our common stock. The SEC adopted an amendment to increase the maximum offering amount under Tier 2 of Regulation A from $50,000,000 to $75,000,000. This amendment is effective March 15, 2021, and the Company intends to utilize this increased offering amount in the future. As of June 30, 2021, we had issued 3,510,289 shares of our common stock in the Offerings for gross offering proceeds of approximately $35.3 million. We expect to offer shares of our common stock in the Follow-on Offering until the earlier of (i) December 23, 2023, which is three years from the qualification date of the Follow-on Offering, or (ii) the date on which the maximum offering amount has been raised, unless the Follow-on Offering is terminated by our board of directors at an earlier time.

As of June 30, 2021, our portfolio was comprised of approximately $192,807,000 in real estate investments at original cost that, in the opinion of our Manager, meets our investment objectives. We have used, and intend to continue to use, substantially all of the net proceeds from the Offerings to make preferred equity and joint venture equity investments in apartment communities that have demonstrated consistently high occupancy and income levels across market cycles as well as multifamily properties that offer value added opportunities with appropriate risk-adjusted returns and opportunity for value appreciation.

1

Results of Operations

We commenced our Initial Offering upon receiving qualification of the Initial Offering from the SEC, and our Follow-On Offering was qualified on December 23, 2020. Our financial statements are presented for the six months ended June 30, 2021, resulting in operating income of approximately $630,000 including net operating income from rental operations and a consolidated loss of $1,444,000 of which $1,024,000 was attributable to MogulREIT II, Inc. Generally accepted accounting principles in the United States of America (“GAAP”) require any subsidiaries or affiliates under common control to be consolidated. The financial statements include the financial statements of the Company and its controlled joint ventures, Travertine North Park Investors, LLC and Vinegar Hill Asset, LLC, which were acquired during 2017, Avon 46, LLC, which was acquired during 2018, RM Terrace Hill, LLC, which was acquired during 2019, NinetyNine44 Owner, LLC, which was acquired in 2020, RM Orion LLC and OREI Lotus Village Property Owner, LLC, which were acquired in 2021.

Sources of Operating Revenue and Cash Flows

Our revenue is mainly generated from rental income, tenant fee income and tenant reimbursements.

Revenue

For the six months ended June 30, 2021, we earned rental income, net of $7,346,000 as compared to the same period in 2020 in which we earned net rental income of $4,932,000.

Expenses

For the six months ended June 30, 2021, we incurred depreciation and amortization expenses of $2,699,000 as compared to the same period in 2020 in which we incurred depreciation and amortization expenses of $1,596,000. For the six months ended June 30, 2021, we incurred general and administrative expenses of $678,000, which includes professional fees, insurance expenses and other costs associated with running our business as well as operating expenses for our consolidated investments, as compared to the same period in 2020 in which we incurred general and administrative expenses of $785,000. For the six months ended June 30, 2021, we incurred real estate operating expenses of $3,704,000 as compared to the same period in 2020 in which we incurred real estate expenses of $2,293,000. For the six months ended June 30, 2021, we incurred interest expense of $2,092,000 as compared to the same period in 2020 in which we incurred interest expenses of $1,695,000.

Distributions

Our board of directors has declared and paid, and we expect that our board of directors will continue to declare and pay, distributions quarterly in arrears. Stockholders who are record holders with respect to declared distributions will be entitled to such distributions until such time as the stockholders have had their shares repurchased by us. Although our goal is to fund the payment of distributions from cash flow from operations, we have paid, and may continue to pay distributions from other sources, including the net proceeds of the Offerings, cash advances by our Manager, cash resulting from a waiver of fees or reimbursements due to our Manager, borrowings in anticipation of future operating cash flow and the issuance of additional securities, and we have no limit on the amounts we may pay from such other sources.

2

On December 15, 2017, our board of directors declared our first distribution to stockholders of record as of the close of business on each day of the period commencing on December 17, 2017 and ending on December 31, 2017. Our board of directors has declared quarterly distributions for stockholders of record as of the close of business on the last day of each quarter, as shown in the table below:

Distribution Period for Daily Record Dates	Date of Authorization	Payment Date(1)	Cash Distribution Amount per Share of Common Stock	Annualized Yield
12/17/2017 – 12/31/2017	12/15/2017	1/15/2018	$0.0057682365	2.1	%(2)
1/1/2018 – 3/31/2018	12/22/2017	4/13/2018	$0.0012328767	4.5	%(3)
4/1/2018 – 6/30/2018	3/21/2018	7/16/2018	$0.0012328767	4.5	%(3)
7/1/2018 – 9/30/2018	6/20/2018	10/15/2018	$0.0012328767	4.5	%(3)
10/1/2018 – 12/31/2018	9/18/2018	1/15/2019	$0.0012328767	4.5	%(3)
1/1/2019 – 3/31/2019	12/20/2018	4/15/2019	$0.0012328767	4.5	%(3)
4/1/2019 – 6/30/2019	3/30/2019	7/15/2019	$0.0012328767	4.5	%(3)
7/1/2019 – 9/30/2019	6/25/2019	10/15/2019	$0.0012328767	4.5	%(3)
10/1/2019 – 12/31/2019	9/26/2019	1/15/2020	$0.0012328767	4.5	%(4)
1/30/2020 – 3/31/2020	12/27/2019	4/15/2020	$0.0012811475	4.5	%(5)
4/1/2020 – 6/30/2020	3/30/2020	7/15/2020	$0.0012811475 (4/1 – 4/30)
			$0.0012012295 (5/1 – 6/30)	4.5	%(6)
7/1/2020 – 9/30/2020	6/30/2020	10/15/2020	$0.0012098361	4.5	%(7)
10/1/2020 – 12/31/2020	9/30/2020	1/15/2021	$0.0012184426	4.5	%(8)
1/1/2021 – 3/31/2021	12/31/2020	4/15/2021	$0.0012217808 (1/1 – 1/31)	4.5	%(9)
			$0.0012526027 (2/1 – 3/31)
4/1/2021 – 6/30/2021	3/30/2021	7/15/2021	$0.0012526027 (4/1 – 4/21)	4.5	%(10)
			$0.0013130137 (4/22 – 4/30)
			$0.0013130137 (5/1 – 6/30)

(1)	Dates presented are the dates on which the distributions were scheduled to be distributed; actual distribution dates may vary.
(2)	Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then-current rate, assuming a $10.00 per share purchase price. Special distribution occurred, was a not a full distribution period.
(3)	Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then-current rate, assuming a $10.00 per share purchase price.
(4)	Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then-current rate, assuming a $10.28 per share purchase price.
(5)	Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then-current rate, assuming a $10.28 per share purchase price for the distribution period from January 1, 2020 through January 31, 2020, and assuming a $10.42 per share purchase price for the distribution period from February 1, 2020 through March 31, 2020.
(6)	Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then-current rate, assuming a $10.42 per share purchase price (the then-current purchase price for the period from April 1, 2020 to April 29, 2020) and calculated for April 1, 2020 through April 30, 2020 and a $9.77 per share purchase price (the current purchase price effective April 30, 2020) for the distribution period from May 1, 2020 through June 30, 2020.
(7)	Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then-current rate, assuming a $9.77 per share net asset value (the then-current purchase price for the period from July 1, 2020 to July 30, 2020) and calculated for the distribution period beginning July 1, 2020 and ending July 31, 2020 and a $9.84 per share net asset value (the then-current purchase price effective July 31, 2020) calculated for the distribution periods beginning August 1, 2020 and ending August 31, 2020 and beginning September 1, 2020 and ending September 30, 2020.
(8)	Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then-current rate, assuming a $9.84 per share net asset value (the then-current purchase price for the period from October 1, 2020 to October 29, 2020) and calculated for distribution period beginning October 1, 2020 and ending October 31, 2020 and a $9.91 per share net asset value (the then-current purchase price effective October 30, 2020) calculated for the distribution periods beginning November 1, 2020 and ending November 30, 2020 and beginning December 1, 2020 and ending December 31, 2020.

3

(9)	Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then-current rate assuming a $9.91 per share net asset value (the then-current purchase price for the period from January 1, 2021 to January 31, 2021) and calculated for the distribution period beginning January 1, 2021 and ending January 31, 2021 and a $10.16 per share net asset value (the then-current purchase price effective February 1, 2021) calculated for the distribution periods beginning February 1, 2021 and ending February 28, 2021 and beginning March 1, 2021 and ending March 31, 2021.
(10)	Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then-current rate assuming a $10.16 per share net asset value (the then-current purchase price for the period from April 1, 2021 to April 21, 2021) and calculated for the distribution period beginning April 1, 2021 and ending April 30, 2021 and a $10.65 per share net asset value (the then-current purchase price effective April 22, 2021) calculated for the distribution periods beginning May 1, 2021 and ending May 31, 2021 and beginning June 1, 2021 and ending June 30, 2021.

For the six months ended June 30, 2021, we have paid distributions to our stockholders of approximately $732,000, including approximately $460,000 through the issuance of shares pursuant to our distribution reinvestment plan.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from the Offerings, cash flow from operations and borrowings under credit facilities.

We are dependent upon the net proceeds from the Offerings to conduct our operations. We currently obtain the capital required to purchase real estate-related investments and conduct our operations from the proceeds of the Offerings and any future offerings we may conduct, from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. As of June 30, 2021, we had cash and cash equivalents of approximately $9,848,000 and approximately $1,674,000 invested in marketable securities at fair value that are available to provide capital for operations and investments. We anticipate that proceeds from the Offerings, cash flow from operations and available cash will provide sufficient liquidity to meet future funding commitments for at least one year from the date the financial statements are available to be issued.

We expect to selectively employ leverage to enhance total returns to our stockholders. Our targeted portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is up to 75% of the fair market value or expected fair market value (for a value-add acquisition) of our assets; provided, however, we may exceed this limit for certain temporary bridge financings. During the period when we are acquiring our initial portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the initial portfolio) in order to quickly build a diversified portfolio of assets. As of June 30, 2021, we had outstanding borrowings of approximately $150,093,000, net of deferred financing costs and discounts.

On August 28, 2020, we acquired shares of iShares Preferred and Income Securities ETF (NASDAQ: PFF) (“PFF”) and Invesco Variable Rate Preferred ETF (NASDAQ: VRP) (“VRP”) for approximately $2,397,000 and $1,596,000, respectively (collectively, the “Preferred Stock Investments”). PFF is an exchange-traded fund, which tracks the investment results of the ICE Exchange-Listed Preferred & Hybrid Securities Index, which measures the performance of a select group of exchange-listed, U.S. dollar-denominated preferred securities, hybrid securities and convertible preferred securities listed on the NYSE or NASDAQ. VRP is also an exchange-traded fund, which tracks the investment results of the Wells Fargo Hybrid and Preferred Securities Floating and Variable Rate Index, which measures the performance of preferred stocks and hybrid securities of U.S. and foreign issuers that pay a floating or variable rate dividend or coupon. We acquired the Preferred Stock Investments through JPMorgan Chase. We acquired the Preferred Stock Investments because they have demonstrated historic positive returns on investments. In addition, the Preferred Stock Investments are liquid in nature so that they can provide us flexibility while we consider future possible investments and acquisitions. On February 19, 2021, the Company completed the sale of certain exchange-traded funds reported as marketable securities for net proceeds of $2,458,000 and resulting in a realized gain of $58,000.

4

In addition to making investments in accordance with our investment objectives, we expect to use our capital resources to make certain payments and reimbursements to our Manager. During our organization and offering stage, the Manager will be reimbursed for certain organization and offering expenses. We expect aggregate organization and offering expenses to be approximately $1,306,000 or, if we raise the maximum offering amount, approximately 3% of gross offering proceeds. If the Follow-on Offering is not successfully completed, we will not be obligated to pay the remaining offering and organizational costs owed to our Manager. In addition, we reimburse our Manager for out-of-pocket expenses incurred on our behalf, including license fees, auditing fees, fees associated with SEC reporting requirements, acquisition expenses, interest expenses, property management fees, insurance costs, tax return preparation fees, marketing costs, taxes and filing fees, administration fees, fees for the services of independent directors, and third-party costs associated with the aforementioned expenses.

Cash Flow

The following presents our cash flows for six months ended June 30, 2021 (in thousands):

For the six months ended June 30, 2021
Operating activities:	$1,274
Investing activities:	(68,197)
Financing activities:	70,119
Net increase in cash and cash equivalents	3,196
Cash and cash equivalents, beginning of period	13,143
Cash and cash equivalents, end of period	$16,339

Net cash provided by operating activities was $1,274,000 and after adjustments related to non-cash charges for depreciation, amortization, and equity in loss of unconsolidated joint ventures of 3,036,000.

Net cash used in investing activities was $68,197,000 including purchases of real estate of $69,200,000, capital improvements of $1,463,000, offset by cash distributions from equity investments of $30,000 and proceeds from sales of marketable securities of $2,458,000.

Net cash provided by financing activities was $70,119,000 and related to $3,416,000 in new proceeds from the issuance of shares of our common stock pursuant to the Offerings and approximately $55,218,000 in debt proceeds, net of debt repayments and distributions to noncontrolling interests in consolidated real estate investments.

Outlook and Recent Trends

Since the inception of MogulREIT II, we have focused on two key objectives: realize capital appreciation in the value of our investments over the long term and pay attractive and stable cash distributions to stockholders. This strategy is not changing. To date, the majority of our investments have been in value-add multifamily apartment buildings and our business plan is to continue to invest in this asset class pursuant to our investment guidelines as shared in the formal offering circular.

We remain excited about value-add multifamily investing and believe that it may provide a good risk adjusted return in today’s market. We seek to mitigate risk by keeping cash flow at the properties while we are engaged in renovations. We are concerned about capitalization rates, as they are near historical lows in certain markets for multifamily investments; thus, we are particularly interested in investing in markets where occupancy levels remained high during the 2008 recession.

MACRO OVERVIEW

We believe that the stimulus provided by the federal government accomplished its goal of facilitating economic growth as the U.S. continues to recover from the novel coronavirus pandemic (COVID-19). During Q2 2021, the U.S. Bureau of Economic Analysis estimated that U.S. real GDP grew 6.5% quarter over quarter, and total GDP now exceeds pre-pandemic levels by 4.7%. The Federal Reserve continues to increase its GDP prediction and now forecasts a 7.0% increase in real GDP for 2021, compared to its 6.5% prediction last quarter, as well as a 4.5% unemployment rate by year-end. Strong employment may put upward pressure on wages, which could benefit the multifamily asset class by increasing personal savings. In addition, the Consumer Price Index rose year over year 4.2% in April, 5.0% in May, and 5.4% in June, according to the U.S. Bureau of Labor Statistics (“BLS”). We believe that real estate is positively correlated with inflation as property prices and rental income tend to rise as inflation rises. We like multifamily investments in an inflationary environment as the typical one-year lease term allows an owner to mark rents to market on an annual basis. As cities across the country continue to reopen since the outbreak of the COVID-19 pandemic, we believe that the economy will continue to improve and create an accretive environment for real estate investment. We believe that MogulREIT II is well positioned as it continues to seek a diversified portfolio of multifamily real estate, which we believe has a low or negative correlation to other major asset classes and over time has exhibited less volatility than other asset classes.

5

EMPLOYMENT AND WAGE GROWTH

Unemployment has fluctuated as a result of COVID-19, reaching a peak in April 2020 at 14.9% as reported by the BLS. The unemployment rate has dropped or remained static each month since April 2020, ending August 2021 at 5.2%. The Fed forecasts that the unemployment rate will decrease to 4.8% for 2021.

IMPACT OF MONETARY POLICY

In an effort to relieve downward economic pressure caused by COVID-19, the federal government has intervened with multiple stimulus bills. In 2020, Congress passed the $484 billion Paycheck Protection Program and Health Care Enhancement Act, the $2.3 trillion Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), the $8.3 billion Coronavirus Preparedness and Response Supplemental Appropriations Act and the $192 billion Families First Coronavirus Response Act, totaling almost $3 trillion of coronavirus-related aid to both businesses and individuals.

In March 2021, Congress finalized the American Rescue Plan, a $1.9 trillion relief bill, which includes an additional $1,400 stimulus payment, $25 billion in rental assistance for low and moderate-income households who have lost jobs during the pandemic, and $5 billion to help struggling renters pay their utility bills. The plan will also continue to protect tenants from eviction through September 30, 2021.

The Wharton School at the University of Pennsylvania estimates that the American Rescue Plan will increase GDP by approximately 0.6% in 2021 while lowering GDP by 0.2% in 2022. We expect this federal stimulus to further benefit the economic recovery, but such aggressive stimulus over the past year, may lead to inflation in the intermediate term. We believe that real estate acts as a hedge against inflation as property prices and rental income tend to rise as inflation rises.

6

MULTIFAMILY FUNDAMENTALS AND OUTLOOK

Our long-term view of multifamily product has not changed, and we continue to believe in the macroeconomic fundamentals of multifamily investing. According to Freddie Mac’s Midyear Outlook, $4 trillion in stimulus funds have helped buoy the economy and workers impacted by the pandemic. Freddie Mac’s report states “We project the vacancy rate for 2021 to decrease 40 bps to 5.0%. Rental rates are expected to increase 2.5% and gross income is projected to grow 2.9%. In 2021 we expect over 90% of markets to achieve positive rent growth. Generally speaking, in 2021, smaller less expensive markets – particularly those that are a lower-cost alternative to a gateway market – as well as the Sun Belt markets are expected to perform well this year. While we anticipate that the larger gateway markets will continue being among the worst performers, the conditions in those markets are still expected to be much better in 2021 than in 2020.”

Freddie Mac’s positive outlook is shared by Yardi Matrix and its July Multifamily Rent Forecast Update. According to the report, “Rent increases have broadly accelerated more quickly than anticipated, and as such our forecasts have largely been adjusted upwards during the short term. Record breaking rent increases will be the norm across metros by the end of the year, but our longer-term outlook remains largely unchanged. In short, market fundamentals are good, and the strengthening jobs market should support continued longer term rent growth.”

Pairing market research from firms such as Freddie Mac & Yardi with the recent performance of the Company’s existing assets, we believe that the long-term market for investment in multifamily communities is compelling from a risk-return perspective. We fundamentally believe in the strategy to acquire multifamily properties due to the asset class’s resiliency during downturns and potential long-term appreciation. We have acquired, and will continue to acquire, cash-producing investments that meet our investment criteria, and we will continue to employ an acquisition strategy that supports this goal. The combination of our team’s vast experience in underwriting potential acquisitions and executing business plans positions the Company to take advantage of strong market conditions.

INVESTMENT STRATEGY

Since inception in MogulREIT II, we have focused on two key objectives: realize capital appreciation in the value of our investments over the long term and pay attractive and stable cash distributions to shareholders.

We have made, and intend to continue to make, preferred equity and joint venture equity investments in multifamily properties located in target markets throughout the United States. We have invested, and intend to continue to invest, in apartment communities that have demonstrated consistently high occupancy and income levels across market cycles as well as multifamily properties that offer value added opportunities with appropriate risk-adjusted returns and opportunity for value appreciation. We will invest in the following types of assets: equity or preferred equity interests in companies whose primary business is to own and operate one or more specified multifamily projects.

For our value-add multifamily investments, our investment strategy involves acquiring apartment communities that can benefit from a value-add plan in which the real estate operator is making both exterior improvements, such as adding amenities like playgrounds, clubhouses and outdoor living areas, as well as interior improvements such as upgraded appliances, air conditioning and finishes. We believe that these investments have a high value from an investment standpoint and also a local community standpoint by enhancing previously underserviced apartment buildings. We also believe that these properties offer downside protection on one’s investment due to the large number of tenants at each property and the adaptability of individual property business plans.

Our Manager, through its affiliates, intends to structure, underwrite and originate many of the products in which we will invest as we believe that this provides for the best opportunity to control our borrower and partner relationships and optimize the terms of our investments. Our affiliates’ underwriting process, which our management team has successfully developed over their extensive real estate careers in a variety of market conditions and implemented at Realty Mogul, Co., will involve comprehensive financial, structural, operational and legal due diligence of our borrowers and partners in order to optimize pricing and structuring and mitigate risk. We believe the current and future market environment provides a wide range of opportunities to generate compelling investments with strong risk-return profiles for our stockholders.

7

Critical Accounting Policies

The preparation of financial statements in accordance with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. Such judgments are based on our management’s experience, our historical experience, the experience of our Manager’s affiliates, and the industry. We consider these policies critical because we believe that understanding these policies is critical to understanding and evaluating our reported financial results. Additionally, these policies may involve significant management judgments and assumptions, or require estimates about matters that are inherently uncertain. These judgments will affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Please refer to “Note 2 — Summary of Significant Accounting Policies,” in Item 3. “Financial Statements” contained in this report, for a more thorough discussion of our accounting policies and procedures.

Off-Balance Sheet Arrangements

As of June 30, 2021, we had no off-balance sheet arrangements.

Related Party Arrangements

For further details, please see “Note 8 — Related Party Arrangements” in Item 3. “Financial Statements” below.

Non-GAAP Financial Measures

Our Manager believes that funds from operations (“FFO”) and adjusted funds from operations (“AFFO”), each of which are non-GAAP measures, are additional appropriate measures of the operating performance of a REIT and the Company. We compute FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts (“NAREIT”), as net income or loss (computed in accordance with GAAP), excluding gains or losses from sales of depreciable properties, the cumulative effect of changes in accounting principles, real estate-related depreciation and amortization, and after adjustments for unconsolidated/uncombined partnerships and joint ventures. FFO, as defined by NAREIT, is a computation made by analysts and investors to measure a real estate company’s cash flow generated by operations.

We calculate AFFO by subtracting from (or adding to) FFO:

●	the amortization or accrual of various deferred costs; and
●	an adjustment to reverse the effects of unrealized gains/(losses)

Our calculation of AFFO differs from the methodology used for calculating AFFO by certain other REITs and, accordingly, our AFFO may not be comparable to AFFO reported by other REITs. Our management utilizes FFO and AFFO as measures of our operating performance, and believes they are also useful to investors, because they facilitate an understanding of our operating performance after adjustment for certain non-cash expenses. Additionally, FFO and AFFO serve as measures of our operating performance because they facilitate evaluation of the Company without the effects of selected items required in accordance with GAAP that may not necessarily be indicative of current operating performance and that may not accurately compare our operating performance between periods. Furthermore, although FFO, AFFO and other supplemental performance measures are defined in various ways throughout the REIT industry, we also believe that FFO and AFFO may provide us and our investors with an additional useful measure to compare our financial performance to certain other REITs.

Neither FFO nor AFFO is equivalent to net income or cash generated from operating activities determined in accordance with GAAP. Furthermore, FFO and AFFO do not represent amounts available for management’s discretionary use because of needed capital replacement or expansion, debt service obligations or other commitments or uncertainties. Neither FFO nor AFFO should be considered as an alternative to net income as an indicator of our operating performance or as an alternative to cash flow from operating activities as a measure of our liquidity.

8

Our unaudited FFO and AFFO calculations for the six months ended June 30, 2021, are as follows:

For the Period Ended June 30, 2021 (in thousands)
GAAP net loss attributable to MogulREIT II, Inc.	$(1,024)
Add: depreciation of properties	2,325
Adjustments for noncontrolling interests	(1,259)
Adjustments for Unrealized gain on marketable securities	91
Adjustments for realized gain on marketable securities	(58)
Adjustments for Gain from equity method investee	(30)
Adjustments for equity method investments	166
Funds from operations (“FFO”) applicable to common stock	211
Add: amortization of lease intangibles	374
Add: amortization of deferred financing costs, discount and premium	101
Adjustments for noncontrolling interests	(246)
Adjusted funds from operations (“AFFO”) applicable to common stock	$440

Item 2. Other Information

None.

9

Item 3. Financial Statements

MogulREIT II, Inc.

10

MogulREIT II, Inc.

Consolidated Balance Sheets

As of June 30, 2021 (unaudited) and December 31, 2020 (audited)

(Amounts in thousands, except share and per share data)

	As of June 30, 2021	As of December 31, 2020
ASSETS
Real estate investments, at cost
Land	$42,045	$32,711
Buildings and improvements	129,174	90,322
Total real estate investments, at cost	171,219	123,033
Less accumulated depreciation	(8,244)	(7,641)
Real estate investments, net	162,975	115,392
Real estate held for sale	19,866	-
Investments in real estate, equity method	421	657
Marketable securities, at fair value	1,674	4,164
Cash and cash equivalents	9,848	8,679
Escrows and deposits	6,491	4,464
Rent receivable, net	708	485
Intangible lease assets, net	538	-
Stock subscription receivable	170	52
Deferred offering costs, net	218	183
Prepaid expenses	334	243
Other receivable	36	35
Total Assets	$203,279	$134,354

LIABILITIES AND EQUITY
Liabilities:
Mortgages payable, net of $2,469 and $853 of deferred financing costs and $1,084 and $0 premium	$150,093	$94,534
Accounts payable and accrued expenses	2,176	2,483
Settling subscription payable	365	229
Deferred offering costs payable	6	36
Dividends payable	389	333
Other liabilities	850	609
Asset management fee payable	45	31
Total Liabilities	153,924	98,255

Equity:
Common stock, $0.01 par value; 9,000,000 shares authorized; 3,316,621 and 2,994,468 shares issued and outstanding, as of June 30, 2021 and December 31, 2020, respectively	33	30
Additional paid-in capital	28,705	26,266
Accumulated deficit	(7,895)	(6,871)
Total MogulREIT II, Inc. equity	20,843	19,425
Noncontrolling interests in consolidated joint ventures	28,512	16,674
Total Equity	49,355	36,099

Total Liabilities and Equity	$203,279	$134,354

The accompanying notes are an integral part of these consolidated financial statements.

11

MogulREIT II, Inc.

Consolidated Statements of Operations

For the Six Months ended June 30, 2021 (unaudited) and June 30, 2020 (unaudited)

(Amounts in thousands)

	For the Six Months Ended June 30, 2021	For the Six Months Ended June 30, 2020
Revenues
Rental income, net	$7,346	$4,932
Tenant reimbursements and other revenue	866	496
Interest income on debt investment	-	14
Equity in losses of investees	(236)	(181)
Gain from equity method investee	30	-
Total revenues	8,006	5,261

Operating expenses
Depreciation and amortization	2,699	1,596
General and administrative expenses	678	785
Real estate operating expenses	3,704	2,293
Asset management fees	295	343
Total operating expenses	7,376	5,017
Operating income	630	244
Other (income) and expenses
Interest expense	2,092	1,695
Other (income) expenses	(51)	24
Unrealized loss on marketable securities	91	-
Realized gain on marketable securities	(58)	-
Consolidated net loss	(1,444)	(1,475)
Net loss attributable to noncontrolling interests	(420)	(468)
Net loss attributable to MogulREIT II, Inc.	$(1,024)	$(1,007)

The accompanying notes are an integral part of these consolidated financial statements.

12

MogulREIT II, Inc.

Consolidated Statements of Equity

For the Six Months ended June 30, 2021 (unaudited) and June 30, 2020 (unaudited)

(Amounts in thousands, except share data)

	Common Stock		Additional Paid-in	Accumulated	Total MogulREIT II Inc.	Noncontrolling interests in Consolidated Joint	Total
	Shares	Amount	Capital	Deficit	Equity	Ventures	Equity
Balance as of December 31, 2019	2,460,817	$25	$22,299	$(4,913)	$17,411	$12,808	$30,219
Proceeds from issuance of common stock, net of syndication costs	320,946	3	3,289	-	3,292	-	3,292
Stock award	3,500	-	34	-	34	-	34
Amortization of deferred offering costs	-	-	(88)	-	(88)	-	(88)
Dividends declared on common stock	-	-	(609)	-	(609)	-	(609)
Repurchase of common stock	(41,855)	-	(405)	-	(405)	-	(405)
Contributions from noncontrolling interests, net of syndication costs	-	-	-	-	-	(49)	(49)
Distributions to noncontrolling interests	-	-	-	-	-	(1,252)	(1,252)
Net loss	-	-	-	(1,007)	(1,007)	(468)	(1,475)
Balance as of June 30, 2020	2,743,408	$28	$24,520	$(5,920)	$18,628	$11,039	$29,667

	Common Stock		Additional Paid-in	Accumulated	Total MogulREIT II Inc.	Noncontrolling interests in Consolidated Joint	Total
	Shares	Amount	Capital	Deficit	Equity	Ventures	Equity
Balance as of December 31, 2020	2,994,468	$30	$26,266	$(6,871)	$19,425	$16,674	$36,099
Proceeds from issuance of common stock, net of syndication costs	386,233	4	3,951	-	3,955	-	3,955
Stock award	4,500	-	46	-	46	-	46
Amortization of deferred offering costs	-	-	(99)	-	(99)	-	(99)
Dividends declared on common stock	-	-	(732)	-	(732)	-	(732)
Repurchase of common stock	(68,580)	(1)	(727)	-	(728)	-	(728)
Contributions from noncontrolling interests, net of syndication costs	-	-	-	-	-	14,244	14,244
Distributions to noncontrolling interests	-	-	-	-	-	(1,986)	(1,986)
Net loss	-	-	-	(1,024)	(1,024)	(420)	(1,444)
Balance as of June 30, 2021	3,316,621	$33	$28,705	$(7,895)	$20,843	$28,512	$49,355

The accompanying notes are an integral part of these consolidated financial statements.

13

MogulREIT II, Inc.

Consolidated Statements of Cash Flows

For the Six Months ended June 30, 2021 (unaudited) and June 30, 2020 (unaudited)

(Amounts in thousands)

	For the Six Months Ended June 30, 2021	For the Six Months Ended June 30, 2020
OPERATING ACTIVITIES:
Consolidated net loss	$(1,444)	$(1,475)
Adjustments to reconcile consolidated net loss to net cash provided by operating activities:
Depreciation	2,325	1,596
Equity in loss of investees	236	181
Unrealized loss on marketable securities	91	-
Realized gain on marketable securities	(58)	-
Gain from equity method investee	(30)	-
Non-cash adjustment for stock award	46	34
Amortization of intangibles relating to leases	374	-
Amortization of deferred financing costs and premium	101	198
Distributions from equity method investee	-	532
Changes in assets and liabilities:
Net change in rent receivable	(223)	(59)
Net change in other receivable	(1)	(79)
Net change in prepaid expenses	(91)	63
Net change in accounts payable and accrued expenses	(307)	8
Net change in asset management fees payable	14	3
Net change in other liabilities	241	57
Net cash provided by operating activities	1,274	1,059
INVESTING ACTIVITIES:
Purchase of real estate	(69,222)	-
Improvements to real estate	(1,463)	(965)
Return of investment in equity method investee	30	-
Proceeds from sales of marketable securities	2,458	-
Net cash used in investing activities	(68,197)	(965)
FINANCING ACTIVITIES:
Proceeds from the issuance of common stock, net of syndication costs	3,416	3,001
Repurchase of common stock	(592)	(354)
Proceeds from the issuance of debt	75,180	4,810
Deferred offering costs paid	(164)	(21)
Repayment of debt	(17,976)	(114)
Payment of finance costs	(1,747)	(247)
Payment of cash dividends	(256)	(209)
Capital contributions from noncontrolling interests, net of syndication costs	14,244	(49)
Distributions to noncontrolling interests	(1,986)	(1,252)
Net cash provided by financing activities	70,119	5,565

Net increase in cash, restricted cash and cash equivalents	3,196	5,659
Cash and restricted cash and equivalents, beginning of period	13,143	9,254
Cash and restricted cash and equivalents, end of period	$16,339	$14,913

Cash paid for interest	$1,924	$1,167

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITY:
Change in deferred offering costs payable	$(30)	$15
Dividends declared but not paid	$56	$27
Distributions reinvested	$420	$374
Stock subscription receivable	$(118)	$-
Settling subscriptions payable	$136	$51
Investment distribution receivable	$-	$(80)

The accompanying notes are an integral part of these consolidated financial statements.

14

MogulREIT II, Inc.

Notes to the Consolidated Financial Statements

June 30, 2021 (unaudited)

(Amounts in thousands, except share and per share data)

Note 1 - Formation and Organization

MogulREIT II, Inc. (the “Company”) was formed as a Maryland corporation on January 13, 2017 to own and manage a diversified portfolio of preferred equity, marketable securities, and joint venture equity investments in multifamily properties located in target markets throughout the United States. The use of the terms “MogulREIT II”, the “Company,” “we,” “us,” or “our” in this semiannual report refer to MogulREIT II, Inc., unless the context indicates otherwise.

The Company is externally managed by RM Adviser, LLC (“Manager”), which is an affiliate of the Company’s sponsor, RM Sponsor, LLC (“Sponsor”). Our Manager and our Sponsor are each wholly-owned subsidiaries of Realty Mogul, Co. (“RM”). Our Manager is an investment adviser registered with the Securities and Exchange Commission (“SEC”). Although our Manager manages our day-to-day operations, we operate under the direction of our board of directors, a majority of whom are independent directors.

The Company’s investing and management activities related to multifamily real estate are all considered a single reportable business segment for financial reporting purposes. All of the investments the Company has made to date have been in domestic multifamily real estate assets with similar economic characteristics, and the Company evaluates the performance of all of its investments using similar criterion.

We believe we have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes. We hold substantially all of our assets directly, and as of the date of these consolidated financial statements, have not established an operating partnership or any taxable REIT subsidiary or qualified REIT subsidiary.

On August 23, 2017, we commenced our initial public offering (the “Initial Offering”) of up to $50,000 in shares of common stock. On December 23, 2020, we commenced our follow-on offering (the “Follow-on Offering”) and together with the Initial Offering, (the “Offerings”) of up to $43,522 in shares of common stock. Pursuant to the Follow-on Offering, we are offering up to $43,522 in shares of our common stock, including any shares that may be sold pursuant to our distribution reinvestment plan, which represents the value of the shares of our common stock available to be offered as of October 31, 2020 out of the rolling 12-month maximum offering amount of $50,000 in shares of our common stock. The SEC adopted an amendment to increase the maximum offering amount under Tier 2 of Regulation A from $50,000 to $75,000. This amendment is effective March 15, 2021, and the Company intends to utilize this increased offering amount in the future. As of June 30, 2021, we had issued 3,510,289 shares of our common stock in the Offerings for gross offering proceeds of approximately $35.3 million.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated balance sheets, statements of operations, statements of equity, statements of cash flows and related notes to the consolidated financial statements of the Company are prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”). The Company has adopted a calendar year-end for financial of reporting.

GAAP requires any subsidiaries, investments, or affiliates under the Company’s control to be consolidated. The consolidated financial statements of the Company include its controlled joint ventures, Travertine North Park Investors, LLC and Vinegar Hill Asset, LLC, which were acquired during 2017, Avon 46, LLC, which was acquired during 2018, RM Terrace Hill, LLC, which was acquired during 2019, NinetyNine44 Owner, LLC, which was acquired during 2020 and RM Orion, LLC and Lotus Village Holdco, LLC, which were acquired during 2021.

15

MogulREIT II, Inc.

Notes to the Consolidated Financial Statements

June 30, 2021 (unaudited)

(Amounts in thousands)

All significant intercompany balances and transactions are eliminated in consolidation.

In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year and certain disclosures may be condensed for interim reporting. These financial statements should be read in conjunction with the Company’s consolidated financial statements and notes thereto included in the Company’s annual report on Form 1-K for the fiscal year ended December 31, 2020, which was filed with the SEC on April 29, 2021.

Reclassification of Prior Year Presentation

Certain amounts in the prior period have been reclassified to conform to the current year presentation in connection with the classification of “General and administrative expenses”, “Real estate operating expenses” and “Asset management fees” on the consolidated statements of operations. The reclassification had no effect on the previously reported totals (e.g. operating income (loss) and consolidated net loss).

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Actual events and results could differ from those assumptions and estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits. Cash and cash equivalents are carried at cost which approximates fair value.

Concentration of Credit Risk

At times, our cash may exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses on cash.

Geographic concentration

As of June 30, 2021, the Company’s investments in real estate operate in Texas, Connecticut, New York and Michigan. Future operations could be affected by changes in economic or other conditions in those geographical areas or the demand for such housing in those geographical areas.

For the six months ended June 30, 2021, the Company’s annualized rental income in real estate equity investments by state is approximately 53%, 17%, 17% and 12%, for Texas, Connecticut, Michigan and New York, respectively.

16

MogulREIT II, Inc.

Notes to the Consolidated Financial Statements

June 30, 2021 (unaudited)

(Amounts in thousands)

Organizational, Offering and Related Costs

Organizational and offering costs of the Company are initially being paid by the Manager on behalf of the Company. These organizational and offering costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offerings, and the marketing and distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees.

The Company expenses organization costs as incurred and offering costs, when incurred, will be deferred and charged to additional paid-in capital. The deferred offering costs will be charged against the gross proceeds of the Offerings when received or written off in the event that the Follow-on Offering is not successfully completed.

As of June 30, 2021 and December 31, 2020, the Manager has incurred offering costs of $1,217 and $1,083, respectively, on behalf of the Company. As of June 30, 2021 and December 31, 2020, $999 and $901 of offering costs, respectively, had been amortized and were included in the consolidated statements of equity.

Variable Interest Entities and Voting Interest Entities

A variable interest entity (“VIE”) is an entity that lacks one or more of the characteristics of a voting interest entity. A VIE is defined as an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The determination of whether an entity is a VIE includes consideration of various factors. These factors include review of the formation and design of the entity, its organizational structure including decision-making ability and relevant financial agreements, and analysis of the forecasted cash flows of the entity. We make an initial determination upon acquisition of a VIE, and reassess the initial evaluation of an entity as a VIE upon the occurrence of certain events.

A VIE must be consolidated only by its primary beneficiary, which is defined as the party who, along with its affiliates and agents has both the: (i) power to direct the activities that most significantly impact the VIE’s performance; and (ii) obligation to absorb the losses of the VIE or the right to receive the benefits from the VIE, which could be significant to the VIE. We determine whether we are the primary beneficiary of a VIE by considering various factors, including, but not limited to: which activities most significantly impact the VIE’s economic performance and which party controls such activities; the amount and characteristics of its investment; the obligation or likelihood for us or other interests to provide financial support; consideration of the VIE’s purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders and the similarity with and significance to the business activities of our interest and the other interests. We reassess our determination of whether we are the primary beneficiary of a VIE each reporting period. Significant judgments related to these determinations include estimates about the future performance of investments held by VIEs and general market conditions. The maximum risk of loss related to our investments is limited to our recorded investment in such entities, if any.

A voting interest entity (“VOE”) is an entity in which equity investors have the characteristics of a controlling financial interest and has sufficient equity at risk to finance its activities. A controlling financial interest exists if limited partners with equity at risk are able to exercise substantive kick-out rights or are able to exercise substantive participation rights. Under the VOE model, generally, only a single limited partner that is able to exercise substantial kick-out rights will consolidate the entity.

17

MogulREIT II, Inc.

Notes to the Consolidated Financial Statements

June 30, 2021 (unaudited)

(Amounts in thousands)

As of both June 30, 2021 and December 31, 2020, the Company held investments in three entities, which were evaluated under the VOE model and were not consolidated because the Company does not have substantive kick-out rights or a controlling financial interest. These investments are carried on the equity method because of the Company’s significant influence.

As of June 30, 2021 and December 31, 2020, the Company held investments in seven and five entities, respectively, which were evaluated under the VOE model and are consolidated because the Company is able to exercise substantial kick-out rights and substantive participating rights.

Income Taxes

The Company operates and is taxed as a REIT for federal income tax purposes beginning the year ended December 31, 2017. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its taxable income to its stockholders. As a REIT, the Company generally is not subject to federal corporate income tax on that portion of its taxable income that is currently distributed to stockholders. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying consolidated financial statements, and no gross deferred tax assets or liabilities have been recorded as of June 30, 2021 and December 31, 2020.

For the six months ended June 30, 2021 and the year ended December 31, 2020, $732 and $1,255, respectively, in distributions have been made to stockholders. The Company expects its distributions to be characterized for federal income tax purposes as (i) ordinary income, (ii) non-taxable return of capital, or (iii) long-term capital gain. Distributions that exceed current or accumulated taxable earnings and profits constitute a return of capital for tax purposes and reduce the stockholders’ basis in the shares of common stock. To the extent that distributions exceed both current and accumulated earnings and profits and the stockholders’ basis in shares of common stock, they will generally be treated as a gain or loss upon the sale or exchange of our stockholders’ shares of common stock. We will report the taxability of such distributions in information returns that will be provided to our stockholders and filed with the Internal Revenue Service in the year following such distributions.

All tax periods since inception remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Stock Subscription Receivable

Stock subscription receivable consists of shares that have been issued with subscriptions that have not yet settled. As of June 30, 2021 and December 31, 2020, there was $170 and $52, respectively, in subscriptions that had not settled. All of these funds settled subsequent to June 30, 2021 and December 31, 2020, respectively. Stock subscription receivable are carried at cost which approximates fair value.

Settling Subscription Payable

Share repurchases initiated in June 2021 and December 2020 were settled in August 2021 and in February 2021, respectively. The settling subscription payable are recorded on the consolidated balance sheet as Settling Subscription Payable as of June 30, 2021 and December 31, 2020, respectively. These liabilities were reversed subsequent to June 30, 2021 when the share repurchases settled in August 2021 and February 2021, respectively.

18

MogulREIT II, Inc.

Notes to the Consolidated Financial Statements

June 30, 2021 (unaudited)

(Amounts in thousands)

Revenue Recognition

Rental income is recognized as rentals become due. Rental payments received in advance are deferred until earned. All leases between the Company and tenants of the property are operating leases and are one year or less.

For certain properties, in addition to contractual base rent, the tenants pay their share of utilities to the Company. The income and expenses associated with these properties are generally recorded on a gross basis when the Company is the primary obligor.

Tenant fees, such as application fees, administrative fees, late fees, and other revenues from tenants are recorded when amounts become due.

As a result of the adoption of ASC 606, Revenue from Contracts with Customers (“ASC 606”), the Company has updated its policies as it relates to revenue recognition. Revenue is measured based on consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer. The adoption of ASC 606 in 2019 did not materially change our revenue recognition patterns.

Purchase Accounting for Acquisitions of Real Estate

Prior to January 1, 2018, the Company recorded acquired real estate investments that are consolidated as business combinations when the real estate is occupied, at least in part, at acquisition. Costs directly related to the acquisition of such investments have been expensed as incurred. The purchase consideration included cash paid, the fair value of equity or other assets issued, and the fair value of any assumed debt. The Company assessed the fair value of assumed debt based on estimated cash flow projections that utilize appropriate discount rates and available market information. Such inputs are categorized as Level 3 in the fair value hierarchy. The difference between the fair value and the stated principal of assumed debt is amortized using the effective interest method basis over the terms of the respective debt obligation.

The Company allocated the fair value of the purchase consideration to the fair value of land, buildings, site improvements and intangible assets including in-place leases at the acquisition date. The Company estimated the fair value of the assets using market-based, cost-based, and income-based valuation techniques.

Effective January 1, 2018, the Company adopted the provisions of Accounting Standards Update 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which provides that if substantially all the fair value of the gross assets is concentrated in any individual asset, the acquisition is treated as an asset acquisition as opposed to a business combination. Under an asset acquisition, costs directly related to the acquisition are capitalized as part of the purchase consideration. The fair value of the purchase consideration is then allocated based on the relative fair value of the assets. The estimates of the fair value of the purchase consideration and the fair value of the assets acquired is consistent with the techniques used in a business combination.

19

MogulREIT II, Inc.

Notes to the Consolidated Financial Statements

June 30, 2021 (unaudited)

(Amounts in thousands)

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE or through our voting interest in a VOE and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment, originally recorded at cost, is adjusted to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee. For the six months ended June 30, 2021 and June 30, 2020, we recorded a loss of $236 and $181, respectively, related to investments in equity method investees.

Distributions received from an equity method investee are recognized as a reduction in the carrying amount of the investment. If distributions are received from an equity method investee that would reduce the carrying amount of an equity method investment below zero, the Company evaluates the facts and circumstances of the distributions to determine the appropriate accounting for the excess distribution, including an evaluation of the source of the proceeds and implicit or explicit commitments to fund the equity method investee. The excess distribution is either recorded as a gain from equity method investee, or in instances where the source of proceeds is from financing activities or the Company has a significant commitment to fund the investee, the excess distribution would result in an equity method liability and the Company would continue to record its share of the equity method investee’s earnings and losses. When the Company does not have a significant requirement to contribute additional capital over and above the original capital commitment and the carrying value of the investment in the unconsolidated venture is reduced to zero, the Company discontinues applying the equity method of accounting unless the venture has an expectation of an imminent return to profitability. If the venture subsequently reports net income, the equity method of accounting is resumed only after the Company’s share of that net income equals the share of net losses or distributions not recognized during the period the equity method was suspended. The Company has elected to classify distributions from equity method investees under the cumulative-earnings approach. For the six months ended June 30, 2021 and June 30, 2020, the Company recorded a gain from equity method investee of $30 and $0, respectively, related to a distribution that would have reduced the carrying value of the investment below zero.

The Company evaluates its investments in equity method investees for impairment annually or whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. To do so, the Company would calculate the estimated fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. As of both June 30, 2021 and December 31, 2020, the Company determined that there was no impairment of its investments in equity method investees.

20

MogulREIT II, Inc.

Notes to the Consolidated Financial Statements

June 30, 2021 (unaudited)

(Amounts in thousands)

Accounting for Long-Lived Assets and Impairment of Real Estate Owned

The Company reviews its real estate portfolio on a quarterly basis to ascertain if there are any indicators of impairment to the value of any of its real estate assets, including deferred costs and intangibles, to determine if there is any need for an impairment charge. In reviewing the portfolio, the Company examines one or more of the following: the type of asset, the current financial statements or other available financial information of the asset, and the economic situation in the area in which the asset is located. For each real estate asset owned for which indicators of impairment exist, management performs a recoverability test by comparing the sum of the estimated undiscounted future cash flows attributable to the asset to its carrying amount. If the aggregate undiscounted cash flows are less than the asset’s carrying amount, an impairment loss is recorded to the extent that the estimated fair value is less than the asset’s carrying amount. The estimated fair value is determined using a discounted cash flow model of the expected future cash flows through the useful life of the property. The analysis includes an estimate of the future cash flows that are expected to result from the real estate investment’s use and eventual disposition. These cash flows consider factors such as expected future operating income, trends and prospects, the effects of leasing demand, competition and other factors.

As of both June 30, 2021 and December 31, 2020, the Company determined that there was no impairment of long-lived assets.

Real Estate Held for Sale

The Company classifies real estate investment as being held for sale when management commits to a plan to sell the asset, the asset is available for immediate sale, an active program to locate a buyer has been initiated, the sale is highly probable to occur within one year, and it is unlikely that significant changes to the plan will be made. When a real estate investment is classified as held for sale, depreciation of the asset is discontinued and the asset is carried at the lower its carrying amount and the fair value less costs to sell. As of June 30, 2021, the Company determined that Terrace Hill Apartments should be classified as held for sale at its carrying value in the amount of $19,865.

Restricted Cash and Escrows

In November 2016, the FASB issued Accounting Standards Updated 2016-18 (“ASU 2016-18”) Statement of Cash Flows: Restricted Cash, which clarifies the presentation requirements of restricted cash within the statement of cash flows. The standard requires that changes in restricted cash and restricted cash equivalents during the period be included in the beginning and ending cash and cash equivalents balance reconciliation on the statement of cash flows. The adoption of this standard during 2019 results in amounts previously recorded in cash provided by (used in) operating activities on the statement of cash flows to be included in the beginning and ending balances of Cash and Restricted Cash and Equivalents on the statements of cash flows.

The adoption of this standard results in amounts detailed below that are reported as restricted cash and escrows and deposits on the balance sheet to be included in Cash and Restricted Cash and Equivalents on the statements of cash flows.

21

MogulREIT II, Inc.

Notes to the Consolidated Financial Statements

June 30, 2021 (unaudited)

(Amounts in thousands)

The following are the amounts reported on the consolidated balance sheets that are included in Cash and Restricted Cash and Equivalents on the consolidated statements of cash flows:

	June 30, 2021	June 30, 2020

Cash and cash equivalents	$9,848	$13,379

Restricted cash, escrows and deposit	6,491	1,534

Total cash and restricted cash and equivalents	$16,339	$14,913

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of a tenant to make required rent payments. As of June 30, 2021 and December 31, 2020, there was $236 and $258, respectively, in the allowance for doubtful accounts. The Company records bad debt expense in real estate operating expenses in the consolidated statements of operations.

Depreciation

Depreciation of assets is computed on the straight-line method over the estimated useful life of the asset. Depreciation of buildings is computed on the straight-line method over an estimated useful life ranging from 30 to 45 years. Site improvements and certain building improvements are depreciated on the straight-line method over an estimated useful life of 10 to 15 years, and depreciation of furniture, fixtures and equipment is computed on the straight-line method over an estimated useful life of 5 to 7 years. Improvements are capitalized, while expenditures for maintenance and repairs are charged to expense as incurred. Depreciation expense amounted to $2,325 and $1,596 for the six months ended June 30, 2021 and June 30, 2020, respectively.

Advertising costs

The Company’s policy is to expense advertising costs when incurred. Such costs incurred during the six months ended June 30, 2021 and June 30, 2020 were $92 and $73, respectively.

Deferred Financing Costs

Mortgage costs are deferred and amortized using the straight-line method which management does not believe is materially different than the effective interest rate method, over the terms of the respective debt obligations. At June 30, 2021, deferred financing costs amounted to $2,469, net of accumulated amortization of $687. At December 31, 2020, deferred financing costs amounted to $853, net of accumulated amortization of $557. The Company presents unamortized deferred financing costs as a direct deduction from the carrying amount of the related debt liability.

Fair Value

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1 — Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

22

MogulREIT II, Inc.

Notes to the Consolidated Financial Statements

June 30, 2021 (unaudited)

(Amounts in thousands)

Level 2 — Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

On a recurring basis, the Company measures its investment in marketable securities at fair value consisting of its investment in exchange traded funds. The exchange traded funds are freely tradeable in active markets and fair value is based on the quoted market price for identical securities, which represents a Level 1 input and Level 1 measurement. The marketable securities are treated as trading securities with unrealized gains and losses from the change in fair value reported in the consolidated statements of operations.

The Company has two interest rate cap agreements disclosed in Note 6 that are measured at fair value on a recurring basis. The Company has determined that the fair value of the interest rate caps at both June 30, 2021 and 2020 are $0. In determining the fair value of the interest rate cap, management uses the present value of expected cash flows based on market observable interest rate yield curve commensurate with the term of the instrument. The Company incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and that of the respective counterparty in the fair value measurement. The credit valuation adjustments utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by either the respective counterparty or the Company. However, management determined the impact on the credit valuation adjustments were not significant to the overall valuation of the interest rate caps as of June 30, 2021 or 2020. As a result, the fair value of the interest rate caps were considered to be based primarily using Level 2 inputs.

Fair Value Option

ASC 825 “Fair Value Option for Financial Assets and Financial Liabilities” (“ASC 825”) provides a fair value option election that allows companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. ASC 825 permits the fair value option election on an instrument by instrument basis at initial recognition. We have decided not to make this election.

23

MogulREIT II, Inc.

Notes to the Consolidated Financial Statements

June 30, 2021 (unaudited)

(Amounts in thousands)

Note 3 – Consolidated Investments in Real Estate

The following table presents the Company’s consolidated acquisitions of real estate as of June 30, 2021:

					Amortized
		Building and	Accumulated	Intangible Lease	Intangible Lease
Description of Property	Land	Improvements	Depreciation	Asset	Asset	Total
Lotus Village	$6,172	$32,938	$-	$538	$-	$39,648
Austin, TX
The Orion	7,545	21,655	(195)	374	(374)	29,005
Orion Township, MI
NinetyNine 44 Walnut	5,790	20,603	(648)	555	(555)	25,745
Dallas, TX
Avon Place Apartments	6,946	18,227	(2,316)	397	(397)	22,857
Avon, CT
Multi-family housing portfolio	9,666	18,797	(1,827)	189	(189)	26,636
Brooklyn, NY
Serendipity Apartments	5,926	16,954	(3,258)	523	(523)	19,622
Dallas, TX
Total	$42,045	$129,174	$(8,244)	$2,576	$(2,038)	$163,513

As of June 30, 2021 and December 31, 2020, the amortization period for the intangible lease assets ranges from three to four months.

At June 30, 2021 and December 31, 2020, respectively, accumulated amortization of intangible lease assets was $2,489 and $2,115. For the six months ended June 30, 2021 and June 30, 2020, the Company recognized amortization expense of $374 and $0, respectively. The unamortized balance of intangible lease assets at June 30, 2021 and December 31, 2020, respectively, was $538 and $0.

Minimum Future Rents

The rental properties owned at June 30, 2021 and December 31, 2020 are principally leased under 12-month operating leases with certain tenant renewal rights.

24

MogulREIT II, Inc.

Notes to the Consolidated Financial Statements

June 30, 2021 (unaudited)

(Amounts in thousands)

Note 4 – Investments in Equity Method Investees

The table below presents the activities of the Company’s investments in equity method investees as of June 30, 2021 and June 30, 2020:

Investments in Equity Method Investees:	For the Six Months Ended June 30, 2021	For the Year Ended December 31, 2020
Beginning balance	$657	$1,545
New investments in equity method investees	-	-
Distributions received	(30)	(981)
Gain from equity method investee	30	391
Equity in losses of equity method investees	(236)	(298)
Ending balance	$421	$657

As of June 30, 2021, the Company’s investments in companies that are accounted for under the equity method of accounting consist of the following:

1)	Acquired in 2018, a 30% non-controlling joint venture limited partnership interest in Plano CRP Portfolio, LLC, for the acquisition and renovation of two garden-style apartment communities in Plano, Texas.

2)	Acquired in 2018, a 25% non-controlling joint venture limited partnership interest in Tuscany CRP 29, LLC, for the acquisition of a Class B apartment complex in San Antonio, Texas.

3)	Acquired in 2018, a 27% non-controlling joint venture limited partnership interest in Villas del Mar Partners 29, LLC, for the acquisition of an apartment complex in Fort Worth, Texas.

Note 5 – Marketable Securities

As of June 30, 2021, the Company held one investment in exchange traded funds for a total cost of $1,599. The table below summarizes the assets measured at fair value on a recurring basis and their respective position level in the fair value hierarchy:

		Fair value measurements at the reporting date using:
		Quoted prices in active markets for identical assets	Significant observable inputs	Significant unobservable inputs
Description	Total	(Level 1)	(Level 2)	(Level 3)
Investment in marketable securities	$1,674	$1,674	$-	$-

The unrealized loss on investment held in marketable securities included in the consolidated statement of operations attributable to Level 1 measurements was $91 and $0 for the six months ended June 30, 2021 and June 30, 2020, respectively.

25

MogulREIT II, Inc.

Notes to the Consolidated Financial Statements

June 30, 2021 (unaudited)

(Amounts in thousands)

Note 6 – Borrowings

Mortgages Payable

The following table details the Mortgages payable, net, balances per the consolidated balance sheet:

June 30, 2021
Mortgages payable, gross	$151,478
Unamortized premium	1,084
Unamortized deferred financing costs	(2,469)
Mortgages payable, net	$150,093

December 31, 2020
Mortgages payable, gross	$95,387
Unamortized deferred financing costs	(853)
Mortgages payable, net	$94,534

Scheduled principal repayments during the next five years and thereafter are as follows:

Year Ending December 31,	June 30, 2021
2021	$-
2022	18,267
2023	897
2024	23,816
2025	19,657
Thereafter	88,841
Total	$151,478

The details of the Mortgages payable are as follows:

Travertine North Park Investors, LLC

The mortgage loan payable by Travertine North Park Investors, LLC was originated on August 31, 2017 by LegacyTexas Bank in the amount of $18,800, with an initial funding of $15,300 and future funding of $3,500. The mortgage loan was refinanced through Walker & Dunlop, LLC on January 17, 2020 in the amount of $21,852. The outstanding balance as of June 30, 2021 and December 31, 2020 was $21,852 and $21,852, respectively. The mortgage loan has a maturity date of February 1, 2030. The mortgage loan has a variable interest rate equal to the monthly LIBOR Index Rate plus 2.07%. The Company has an interest rate cap agreement that effectively limits the interest rate on the note to 3.43% through February 1, 2023. The Company has assigned a fair value $0 to the interest rate cap. The mortgage loan is interest-only until March 1, 2023, after which it amortizes on a 30-year amortization schedule. The mortgage is secured by real property and an assignment of leases and rents.

In connection with obtaining the refinanced mortgage loan, the Company entered into an interest rate cap agreement with the SMBC Capital Markets, Inc. which is effective through February 1, 2023 with a notional amount of $21,852. The agreement effectively limits the Company’s interest rate exposure on LIBOR to 3.43%. The Company is exposed to credit losses in the event of nonperformance by other parties related to the agreement. However, the Company does not anticipate nonperformance by the counterparties.

26

MogulREIT II, Inc.

Notes to the Consolidated Financial Statements

June 30, 2021 (unaudited)

(Amounts in thousands)

Vinegar Hill Asset, LLC

The mortgage loan payable by Vinegar Hill Asset, LLC was originated on August 10, 2015 by New York Community Bank in the amount of $20,700. The outstanding balance as of June 30, 2021 and December 31, 2020 was $19,557 and $19,557, respectively. The mortgage loan has a maturity date of September 1, 2025. The mortgage loan has an interest rate of 3.00% through August 31, 2020, after which the interest rate changes to the sum of (i) the highest prime rate as published in The New York Times and (ii) 275 basis points. The mortgage loan was interest-only through September 30, 2017, after which it began amortizing on a 30-year amortization schedule. The mortgage loan was modified though New York Community Bank on September 30, 2020 in the amount of $19,557, with a fixed interest rate of 3.13%. The mortgage loan is interest-only through April 30, 2022, after which it amortizes on a 30-year amortization schedule. The mortgage is secured by real property and an assignment of leases and rents.

Avon 46, LLC

The mortgage payable by Avon 46, LLC was originated on February 25, 2021 by Santander Bank in the amount of $22,460. The outstanding balance at June 30, 2021 was $22,460. The mortgage loan has a maturity date of March 1, 2031 and a current interest rate of 2.82%. The mortgage loan is interest-only through April 30, 2024, after which it amortizes on a 30-year amortization schedule. The mortgage is secured by real property and an assignment of leases and rents.

RM Terrace Hill, LLC

The mortgage loan payable by RM Terrace Hill, LLC was originated on November 1, 2019 by Argentic Real Estate Investment in the amount of $18,144, with an initial funding of $14,049 and future funding of $4,095. The outstanding balance as of June 30, 2021 and December 31, 2020 was $17,968 and $16,502, respectively. The mortgage loan has a maturity date of June 6, 2022 and a floating interest rate of LIBOR plus 3.15% with a LIBOR floor of 2.35%. The mortgage loan is interest-only through the maturity date, after which it amortizes on a 30-year amortization schedule during any extension period. The mortgage is secured by real property and an assignment of leases and rents.

In connection with obtaining the mortgage payable, the Company entered into an interest rate cap agreement with the SMBC Capital Markets, Inc which is effective through June 6, 2022 with a notional amount of $18,144. The agreement effectively limits the Company’s interest rate exposure on LIBOR to 3%. The Company is exposed to credit losses in the event of nonperformance by other parties related to the agreement. However, the Company does not anticipate nonperformance by the counterparties.

NinetyNine44 Owner, LLC

The mortgage loan payable by NinetyNine44 Owner, LLC was originated on September 9, 2020 by CBRE Capital Markets, Inc, in the amount of $19,500. The outstanding balance as of June 30, 2021 and December 31, 2020 was $19,500 and $19,500, respectively. The mortgage loan has a maturity date of October 1, 2030, with a fixed interest rate of 3.18%. The mortgage loan is interest-only through October 2023 after which it amortizes on a 30-year amortization schedule. The mortgage is secured by real property and an assignment of leases and rents.

27

MogulREIT II, Inc.

Notes to the Consolidated Financial Statements

June 30, 2021 (unaudited)

(Amounts in thousands)

RM Orion, LLC

The mortgage loan payable by RM Orion, LLC was originated on September 28, 2018 by BERKADIA COMMERCIAL MORTGAGE LLC in the amount of $20,541. RM Orion LLC assumed the mortgage in its acquisition of The Orion on March 23, 2021 with an outstanding balance of $20,541 and an estimated fair value of $21,654. The mortgage loan has a maturity date of October 1, 2030, with an interest rate of 4.92%. The Company recorded a premium in the amount of $1,113, which is amortized over the remaining term of the loan using an effective interest rate of 4.25%. The mortgage loan is interest-only through October 1, 2024 after which it amortizes on a 30-year amortization schedule. The mortgage is secured by real property and an assignment of leases and rents.

Lotus Village Holdco, LLC

The mortgage loan payable by Lotus Village Holdco, LLC was originated on June 25, 2021 by LOANCORE CAPITAL CREDIT REIT LLC, in the amount of $29,600. The outstanding balance as of June 30, 2021 was $29,600. The mortgage loan has a maturity date of July 9, 2026, with a variable interest rate equal to the Alternative Rate following the Index Change Date. The Alternative Rate is equal to LIBOR or an alternative index plus the then-applicable LIBOR Spread. As of June 30, 2021, the 1-month LIBOR rate was equal to 0.10250% and the LIBOR Spread was equal to 3.1%. The mortgage loan is interest-only through June 1, 2026 after which it amortizes on a 30-year amortization schedule. The mortgage is secured by real property and an assignment of leases and rents.

Related Party Loans

As of both June 30, 2021 and December 31, 2020, there is no outstanding related party loan.

Note 7 – Business Combinations and Asset Acquisitions

Lotus Village Holdco, LLC

On June 25, 2021, the Company acquired a 22.10% controlling equity interest in Lotus Village Holdco, LLC (“Lotus Village”). Lotus Village is a joint venture formed to acquire, renovate, own and operate Lotus Village Holdco, LLC, a 222-unit, Class A apartment community in Austin, Texas.

GAAP defines the acquirer in an asset acquisition as the entity that obtains control of the assets and establishes the acquisition date as the date that the acquirer achieves control. Lotus Village is considered a VOE, and the Company is deemed to have control rights, and therefore, the joint venture’s controlling member.

GAAP requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. The following table summarizes the consideration paid for Lotus Village and the relative fair value of the assets acquired and liabilities assumed recognized at the acquisition date:

28

MogulREIT II, Inc.

Notes to the Consolidated Financial Statements

June 30, 2021 (unaudited)

(Amounts in thousands)

June 25, 2021
Consideration
Cash (including transaction costs of $1,606, debt proceeds of $29,600 and cash from noncontrolling interests of $8,815)	$39,635
Fair value of total consideration transferred	$39,635

Recognized amounts of identifiable assets acquired and liabilities assumed
Land	$6,172
Buildings, site improvements, and furniture and equipment	32,938
Cash and cash equivalents	—
Intangible lease asset	538
Escrow, deposits and other assets	—
Other current liabilities	(471)
Total identifiable net assets	39,177
Deferred financing costs	458
$39,635

RM Orion, LLC

On March 23, 2021, the Company acquired a 48.15% controlling equity interest in RM Orion, LLC (“The Orion”). The Orion is a joint venture formed to acquire, renovate, own and operate RM Orion LLC, a 200-unit, Class B+, apartment community in Orion Township, MI.

GAAP defines the acquirer in an asset acquisition as the entity that obtains control of the assets and establishes the acquisition date as the date that the acquirer achieves control. The Orion is considered a VOE, and the Company is deemed to have control rights, and therefore, the joint venture’s controlling member.

GAAP requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. The following table summarizes the consideration paid for The Orion and the relative fair value of the assets acquired and liabilities assumed recognized at the acquisition date:

March 23, 2021
Consideration
Cash (including transaction costs of $845 and cash from noncontrolling interests of $5,383)	$7,972
Fair value of mortgage payable assumed	21,654
Fair value of total consideration transferred	$29,700

Recognized amounts of identifiable assets acquired and liabilities assumed
Land	$7,545
Buildings, site improvements, and furniture and equipment	21,655
Cash and cash equivalents	—
Intangible lease asset	374
Escrow, deposits and other assets	74
Other current liabilities	(207)
Total identifiable net assets	29,441
Deferred financing costs	259
$29,700

29

MogulREIT II, Inc.

Notes to the Consolidated Financial Statements

June 30, 2021 (unaudited)

(Amounts in thousands)

NinetyNine44 Owner, LLC

On September 9, 2020, the Company acquired a 35.71% controlling equity interest in NinetyNine44 Owner, LLC (“NinetyNine 44”). NinetyNine 44 is a joint venture formed to acquire, renovate, own and operate NinetyNine 44 Walnut, a 260-unit, Class B, garden-style apartment community in Dallas, TX.

GAAP defines the acquirer in an asset acquisition as the entity that obtains control of the assets and establishes the acquisition date as the date that the acquirer achieves control. NinetyNine 44 is considered a VOE, and the Company is deemed to have control rights, and therefore, the joint venture’s controlling member.

GAAP requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. The following table summarizes the consideration paid for NinetyNine 44 and the relative fair value of the assets acquired and liabilities assumed recognized at the acquisition date:

September 9, 2020
Consideration
Cash (including transaction costs of $772, debt proceeds of $19,500 and cash from noncontrolling interests of $7,141)	$26,229
Fair value of total consideration transferred	$26,229

Recognized amounts of identifiable assets acquired and liabilities assumed
Land	$5,790
Buildings, site improvements, and furniture and equipment	20,232
Cash and cash equivalents	—
Intangible lease asset	555
Escrow, deposits and other assets	—
Other current liabilities	(543)
Total identifiable net assets	26,034
Deferred financing costs	195
$26,229

Note 8 – Related Party Arrangements

From time to time, a special purpose entity in which we invest may pay our Manager or an affiliate of our Manager fees relating to the investment and management of our equity assets. A portion of these fees may be paid to personnel affiliated with our Manager, including officers of our Manager, Jillliene Helman and Eric Levy. These fees will be paid by the particular special purpose entity and not by us, and we will not be entitled to these fees. Although the special purpose entity pays these fees, there are instances in which we are the sole member, and have control, of the special purpose entity in connection with an investment in an equity asset. Such fees include the following:

●	Buyer’s Real Estate Brokerage Fee / Real Estate Due Diligence Fee – fee paid to our Manager or an affiliate of our Manager in an amount up to 3% of the total contract purchase price of the property.

●	Financing Coordination Fee and Credit Guarantee Fee – fee paid to an affiliate of or personnel affiliated with our Manager in an amount up to 1.0% of the financing amount in the event that an affiliate or officer of our Manager provides services in connection with arranging the debt or provides a credit guarantee in connection with the financing.

30

MogulREIT II, Inc.

Notes to the Consolidated Financial Statements

June 30, 2021 (unaudited)

(Amounts in thousands)

●	Property-Level Asset Management Fee – fee paid to our Manager or an affiliate of our Manager in an amount equal to an annualized 1.50% of Effective Gross Income (as defined below) that will be paid monthly to the Manager for asset management services related to certain transactions. Effective Gross Income means a property’s potential gross rental income plus other income less vacancy and credit costs for any applicable period.

●	Seller’s Real Estate Brokerage Fee / Real Estate Disposition Fee – fee paid to our Manager or an affiliate of our Manager in an amount up to 2% of the contract sales price of a property in the event that an affiliate of our Manager or our Manager provides disposition services for the property.

●

Promoted Interest – interest paid to our Manager or an affiliate of our Manager in an undetermined amount of the entity’s distributable cash, after all other partners or members have been paid (6% or higher) cumulative, non-compounded preferred return.

From time to time, when one of the affiliates of our Manager, including RMCC, originates a preferred equity investment that is sold to us, the sponsor of the transaction may pay fees to RMCC. The following are the fees paid by the sponsor of a preferred equity investment to affiliates of our Manager relating to the origination, investment and management of our preferred equity assets. The fees are paid to RMCC by the sponsor and not by us. We will not be entitled to this fee. The actual amount of origination fees, extension fees and exit fees that will be paid are dependent upon the total transaction amount funded. We cannot determine these amounts at the present time.

●	Origination Fee – fee paid to an affiliate of the Manager in an amount up to 2% of the financing amount.

●	Extension Fee – fee paid to an affiliate of the Manager in an amount up to 1% of the financing amount per loan extension.

●	Modification Fee – fee paid to an affiliate of the Manager in an amount up to 1% of the financing amount per loan modification.

●	Default Interest – interest paid to an affiliate of Manager as defined under the particular loan agreement.

●	Prepayment Penalties – amount paid to an affiliate of the Manager where each prepayment penalty based on the amount of interest that would have accrued on the principal amount of the loan or preferred equity investment at the time of prepayment during the period commencing on the prepayment date and ending on the prepayment penalty period end date.

●	Exit Fee – fee paid to an affiliate of the Manager in an amount (i) up to 1% upon payoff or (ii) calculated as a percentage of the financing amount or outstanding loan balance per extension.

RM Adviser, LLC, Manager

Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making investments on behalf of the Company.

The Manager and certain affiliates of the Manager receive fees and compensation in connection with the Company’s public offering, and the acquisition and management of the Company’s real estate investments. For certain investments, the Manager is entitled to receive a promote in an undetermined amount of the entity’s distributable cash, after all other partners or members have been paid an agreed upon (6.0% or higher) cumulative, non-compounded preferred return. A portion of these fees may be paid to personnel affiliated with our Manager, including officers of our Manager, Jilliene Helman and Eric Levy. These fees will be paid by the particular special purpose entity and not by us, and we will not be entitled to these fees. Although the special purpose entity pays these fees, there are instances in which we are the sole member, and have control, of the special purpose entity in connection with an investment in an equity asset.

For the six months ended June 30, 2021 and June 30, 2020, $7 and $6, respectively, was paid to our Manager for asset management services related to Terrace Hill. For the six months ended June 30,2021 and June 30, 2020, a fee of $385 and $0, respectively, was paid on behalf of the Company to our Manager for services in connection with the due diligence of the investment in Lotus Village.

31

MogulREIT II, Inc.

Notes to the Consolidated Financial Statements

June 30, 2021 (unaudited)

(Amounts in thousands)

The Manager will be reimbursed for organizational and offering expenses incurred in conjunction with the Offerings. The Company will reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection or acquisition of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company. See Note 2 – Summary of Significant Accounting Policies – Organizational, Offering and Related Costs.

As of June 30, 2021 and December 31, 2020, the Company owed its Manager $6 and $36, respectively, in deferred offering costs. As of June 30, 2021 and December 31, 2020, $999 and $901, respectively, of offering costs were amortized against equity, which represents the ratable portion of proceeds raised to date to the total amount of proceeds expected to be raised from the Offerings.

The Company paid the Manager a monthly asset management fee of one-twelfth of 1.25% based on the average investment value of our assets until October 31, 2019. After October 31, 2019, the monthly asset management fee is based on the total equity value, which equals (a) our then-current NAV per share, as determined by our board of directors, multiplied by (b) the number of shares of our common stock then outstanding. During the six months ended June 30, 2021 and June 30, 2020, $209 and $170, respectively, of asset management fees was charged by our Manager. As of June 30, 2021 and December 31, 2020, $45 and $31, respectively, of asset management fees remained payable.

RM Communities, LLC

RM Communities, LLC is a subsidiary of RealtyMogul Co. For the period ended June 30, 2021, an acquisition fee in the amount of $261 was paid to RM Communities, LLC in connection with the acquisition of The Orion.

For the six months ended June 30, 2021, $8 was paid to RM Communities, LLC for property-level asset management services related to The Orion. For the six months ended June 30, 2020, no fees were paid to RM Communities, LLC for property-level asset management services.

Realty Mogul, Co. and affiliates

If the Company has insufficient funds to acquire all or a portion of an investment, then it may obtain a related party loan from an affiliate of Realty Mogul, Co., Realty Mogul Commercial Capital, Co. (“RMCC”) on commercially reasonable terms. Our charter authorizes us to enter into related party loans. Related party loans would require prior approval from our board of directors. However, RMCC nor any of its affiliates are obligated to make a related party loan to the Company at any time. See Note 6 – Borrowings.

Certain affiliates of Realty Mogul Co. are entitled to receive a buyer’s broker fee for sourcing real estate transactions on our behalf. A portion of this fee may be paid to personnel affiliated with our Manager, including Ms. Jilliene Helman and the former managing director of our Manager, for their roles in the investment opportunity.

In 2017, an entity managed by an affiliate of Realty Mogul, Co. acquired a 24% noncontrolling interest in Vinegar Hill Asset, LLC. The entity’s equity investment in Vinegar Hill was $2,070 as of June 30, 2021 and December 31, 2020.

In 2017, an entity managed by an affiliate of Realty Mogul, Co. acquired a 27% noncontrolling interest in Travertine North Park Investors, LLC. The entity’s equity investment in Travertine was $1,670 as of June 30, 2021 and December 31, 2020.

In 2018, an entity managed by an affiliate of Realty Mogul, Co. acquired an approximate 41% noncontrolling interest in Avon Place Apartments. The entity’s equity investment in Avon Place Apartments was $3,500 as of June 30, 2021 and December 31, 2020.

32

MogulREIT II, Inc.

Notes to the Consolidated Financial Statements

June 30, 2021 (unaudited)

(Amounts in thousands, except share data)

In 2018, an entity managed by an affiliate of Realty Mogul, Co. acquired an approximate 50% interest in Villas del Mar. The entity’s equity investment in Villas del Mar was $1,860 as of June 30, 2021 and December 31, 2020.

In 2018, an entity managed by an affiliate of Realty Mogul, Co. acquired an approximate 61% interest in Tuscany at Westover Hills. The entity’s equity investment in Tuscany at Westover Hills was $2,360 as of June 30, 2021 and December 31, 2020.

In 2018, an entity managed by an affiliate of Realty Mogul, Co. acquired an approximate 54% interest in Plano Multifamily Portfolio. The entity’s equity investment in Plano Multifamily Portfolio was $1,750 as of June 30, 2021 and December 31, 2020.

In 2019, an entity managed by our Manager acquired an approximate 47% interest in Terrace Hill. The entity’s equity investment in Terrace Hill was $2,950 as of June 30, 2021 and December 31, 2020.

In 2021, a group of individual retail investors invested in an offering sponsored by an affiliate of Realty Mogul, Co. and acquired an approximate 42% interest in The Orion. The individual investors’ equity investment in The Orion was $4,345 as of June 30, 2021.

RM Sponsor, LLC, Stockholder and Sponsor

RM Sponsor, LLC is a stockholder of the Company and holds 10,458 and 10,229 shares, respectively, of our common stock as of June 30, 2021 and December 31, 2020.

Joint Venture Partners and Affiliates

For the six months ended June 30, 2021 and June 30, 2020, the Company incurred an aggregate of $961 and $122, respectively, to its joint venture partners or other affiliates of its consolidated joint ventures for management, acquisition and guaranty fees, of which $304 and $115, respectively, are included in real estate expenses on the consolidated statements of operations and liabilities of $657 and $7 respectively, are included in the consolidated balance sheets.

For the six months ended June 30, 2021 and June 30, 2020, the equity method investments incurred an aggregate of $137 and $19, respectively, to its affiliates for management fees and acquisition fees, of which $137 and $19, respectively, are included in the statements of operations of the equity method investments and $0 and $0, respectively, are capitalized on the balance sheet of the equity method investments as June 30, 2021 and June 30, 2020. See Note 4 – Investments in Equity Method Investees.

Executive Officers of our Manager

As of the date this Semiannual Report has been filed, the executive officers of our Manager and their positions are as follows:

Name	Age	Position
Jilliene Helman	34	Chief Executive Officer and Chief Financial Officer
Eric Levy	34	Vice President, Portfolio Manager
Saher Hamideh	43	Chief Compliance Officer and Secretary

33

MogulREIT II, Inc.

Notes to the Consolidated Financial Statements

June 30, 2021 (unaudited)

(Amounts in thousands, except share and per share data)

Jilliene Helman has served as Chief Executive Officer of our Manager since its inception in March 2016, its Chief Financial Officer since October 31, 2018 and its Chief Compliance Officer and Secretary from February 2021 to March 2021. Ms. Helman has served as the Chief Executive Officer and a director of Realty Mogul, Co. since May 2012.

Eric Levy has served as Portfolio Manager of our Manager since January 2019. Mr. Levy has served as a Vice President, Asset Management of Realty Mogul, Co. since October 2017.

Saher Hamideh has served as Chief Compliance Officer and Secretary since March 2021.

Note 9 – Stock Award

We pay to each of our directors and to the Portfolio Manager and CEO of our Manager a retainer of 1,000 shares of our common stock per year, plus an additional retainer of 500 shares of our common stock to the chairman of the audit committee. For the six months ended June 30, 2021, we issued 1,000 shares to Mr. Levy, 1,000 shares to Ms. Helman, and 2,500 shares to our independent directors. For the year ended December 31, 2020, we issued 1,000 shares and 2,500 shares to Mr. Levy and our independent directors, respectively. Compensation expense in the amount of $46 and $34, respectively, was recorded in 2021 and 2020, based on the offering price of $10.16 and $9.77 per share, respectively.

Note 10 – Economic Dependency

Under various agreements, the Company has engaged or will engage RM Adviser, LLC and its affiliates to provide certain services to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s shares of common stock available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon RM Adviser, LLC and its affiliates. In the event that these companies are unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

Note 11 – Commitments and Contingencies

Legal Proceedings

As of June 30, 2021, we are not named as a defendant in any active or pending litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

COVID-19

During the six-month period ended June 30, 2021, the effects of the COVID-19 virus have continued impacting many aspects of the U.S. economy. The Company recognizes that COVID-19 may have an adverse impact on its business and investments; however, as of the date these financial statements were available to be issued, there were no material quantifiable measurements of adverse effects on the Company’s business or investments.

34

MogulREIT II, Inc.

Notes to the Consolidated Financial Statements

June 30, 2021 (unaudited)

(Amounts in thousands)

Note 12 – Subsequent Events

Events that occur after the balance sheet date, but before the consolidated financial statements were available to be issued, must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the consolidated balance sheet date are recognized in the accompanying consolidated financial statements. Subsequent events which provide evidence about conditions that existed after the consolidated balance sheet date require disclosure in the accompanying notes. Management has evaluated the activity of the Company through September 28, 2021, the date the consolidated financial statements were available to be issued, and noted no events that provided evidence of conditions that existed on the balance sheet date that were not properly recorded.

Real Estate Held for Sale

On August 16, 2021, the Company executed a definitive agreement to sell Terrace Hill Apartments for $27,325,000. The expected closing date is October 31, 2021.

Subsequent to June 30, 2021, but prior to the date of this report, the Company determined that the following properties have met the requirements to be considered real estate held for sale:

●	Travertine North Park Investors, LLC
●	Villas del Mar Partners 29, LLC
●	Tuscany CRP 29, LLC

Additionally, Travertine North Park Investors, LLC executed a definitive agreement for the sale of the real estate on September 7, 2021. The sale price is $38,500,000 and the expected closing date is January 7, 2022.

Distributions Declared and Paid and Offering Proceeds

From July 1, 2021 through September 28, 2021, we paid distributions of $386.

From July 1, 2021 through September 28, 2021, a total offering cost of $63 was reimbursed to the Manager.

35

Item 4. Exhibits

INDEX TO EXHIBITS

Exhibit No.	Description
2.1	Articles of Amendment and Restatement of MogulREIT II, Inc. (Incorporated by reference to Exhibit 2.1 to the Company’s Offering Statement on Form 1-A/A, filed on August 4, 2017)
2.2	Amended and Restated Bylaws of MogulREIT II, Inc. (Incorporated by reference to Exhibit 2.3 to the Company’s Offering Statement on Form 1-A, filed on June 28, 2017)
4.1	Form of Subscription Package (Incorporated by reference to Exhibit 4.1 to the Company’s Offering Statement on Form 1-A, filed on June 28, 2017)
4.2	Distribution Reinvestment Plan (Incorporated by reference to Exhibit 4.2 to the Company’s Offering Statement on Form 1-A POS, filed on August 31, 2018)
6.1	Form of Management Agreement between MogulREIT II, Inc. and RM Adviser, LLC (Incorporated by reference to Exhibit 6.1 to the Company’s Offering Statement on Form 1-A, filed on June 28, 2017)
6.2	Amendment to Management Agreement between MogulREIT II, Inc. and RM Adviser, LLC (Incorporated by reference to Exhibit 6.2 to the Company’s Post-Qualification Amendment to the Offering Statement on Form 1-A, filed on December 20, 2019)
6.3	Agreement of Limited Partnership of MogulREIT II Operating Partnership, L.P. (Incorporated by reference to Exhibit 6.2 to the Company’s Offering Statement on Form 1-A, filed on June 28, 2017)
6.4	Form of License Agreement between MogulREIT II, Inc. and Realty Mogul, Co. (Incorporated by reference to Exhibit 6.3 to the Company’s Offering Statement on Form 1-A, filed on June 28, 2017)
6.5	Form of Master Technology and Services Agreement among RM Technologies, LLC, RM Sponsor, LLC and MogulREIT II, Inc. (Incorporated by reference to Exhibit 6.4 to the Company’s Offering Statement on Form 1-A, filed on June 28, 2017)

36

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MogulREIT II, Inc.

By:	/s/ Jilliene Helman
Name:	Jilliene Helman
Title:	Chief Executive Officer, Chief Financial Officer,
President, Treasurer and Secretary
Date:	September 28, 2021

Pursuant to the requirements of Regulation A, this report has been signed by the following person on behalf of the issuer and in the capacities and on the date indicated.

Signature	Title	Date

/s/ Jilliene Helman	Chief Executive Officer, Chief Financial Officer, President, Treasurer and Secretary and Director	September 28, 2021
Jilliene Helman	(Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

37